Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

February 14, 2011

Via Fax: 202-772-9210

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Mr. Mr. Krikorian:

This will acknowledge receipt of your letter of comment, dated January 18, 2010 (“letter of comment”), regarding Applied Visual Sciences, Inc.’s (formerly, Guardian Technologies International, Inc.) (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 000-28238).  In response thereto, we have set forth below responses to the comments raised by the staff of the Securities and Exchange Commission in the letter of comment. For your convenience, we have set forth such staff comments in full.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6 Stockholders’ Equity (Deficit)

Issuance of Common Stock and Related Common Stock Warrants

1.

We note your response to prior comment 1.  We continue to review your response, however, tell us why your materiality analysis only takes into account the fair value of the additional Series D warrants that were issued and not the fair value of all of your Series D warrants outstanding.  Please provide a materiality analysis of all of those warrants or explain why the warrants outstanding should be excluded from the analysis.

Response: The reset of the exercise price for the original Series D warrants that were issued on November 6, 2006 and April 12, 2007, as a result of the June 2009 financing, is considered a separate financial transaction from the June 2009 issuance of the additional Series D warrants (the settlement amount), and as such the two transactions were evaluated independent of each other. The warrant agreement differentiates between the various warrants and defines the original warrants as the “Warrant Shares, which includes the First Closing Warrant Shares [issued November 6, 2006] and the Second Closing Warrant Shares [issued April 12, 2007].”  The original warrants continue to be exercisable separate from the additional warrants issued. Also, the Company considers the original Series D warrants to be classified as permanent equity, since; i) the original warrants continue to be indexed to and settled in the Company’s stock, ii) the existence of exercise contingencies (call provision, cashless exercise, or subsequent equity sale provision) does not preclude the warrants from being indexed to the Company’s stock since such provisions are based on the market price of the Company’s stock and not another observable market, iii) the subsequent sales provision of the warrant, which could require the Company to issue additional shares, is within the control of the Company, iv) the original warrants that were exercised during 2010 were done so under the cashless provision, which is indexed to the market price of the Company’s stock, and the debenture holders continue to advise that they will not increase their cash investment in the Company, therefore, when/if the warrants are exercised it will be under the cashless provision (settled in stock), v) if the warrants are exercised with cash, they can only be settled in the Company’s stock, vi) the Company has sufficient authorized and unissued shares to settle the warrants since the number of underlying shares of the warrants, and other financial instruments that are settled in stock, is known, vii) the warrants may be settled in unregistered shares, and viii) the warrants do not have a cash settlement or make-whole provision, there is no cash payment required in the event the Company fails to timely file with the SEC, collateral is not required, nor are there any counterparty rights that give the warrant holders a preferential position than shareholders rights.  Therefore, the original warrants were not incorporated in the materiality analysis of the June 2009 additional warrants issued.

Assessment of “Materiality” of All Series D Warrants

At the request of the SEC Staff, the Company provides a materiality analysis assuming “all” Series D warrants are be classified as a liability. Although, the Company respectfully disagrees with such position given the circumstances outlined above.

Financial Information and Quantitative Analysis of "All" Series D Warrants

Description	12/31/09	3/31/10	6/30/10	9/30/10

FV (Black-Scholes) of "original" Series D warrants	$ 842,486	$ 273,808	$ 354,056	$ 956,814
Revaluation if classified as liability, inc (dec) of liability	(568,678)	84,248	853,549	(197,858)
Adjusted FV of original warrants	273,808	358,056	1,207,605	758,956
FV of warrants exercised during the following period	-	(4,000)	(250,791)	-
Adj FV of original warrants carryforward to next period	$ 273,808	$ 354,056	$ 956,814	$ 758,956

FV (Black-Scholes) of "additional" Series D warrants	$ 535,484	$ 174,033	$ 227,581	$ 776,451
Revaluation if classified as liability, inc (dec) of liability	(361,451)	53,548	548,870	(160,645)
Adjusted FV of additional warrants	$ 174,033	$ 227,581	$ 776,451	$ 615,806

FV (Black-Scholes) of "all" Series D warrants	$ 1,377,970	$ 447,841	$ 581,637	$ 1,733,265
Revaluation if classified as liability, inc (dec) of liability	(930,129)	137,796	1,402,419	(358,503)
Adjusted FV of all warrants	$ 447,841	$ 585,637	$ 1,984,056	$ 1,374,762
	-	-	-	-
As originally reported on Form 10-K or 10-Q
Total current liabilities	$ 13,398,581	$ 13,036,131	$ 15,283,204	$ 14,564,357
Additional paid-in capital	74,087,250	75,311,385	76,084,287	77,504,849
Deficit accumulated	(86,902,837)	(87,752,630)	(90,633,854)	(91,468,096)
Total stockholders' equity (deficit)	(12,694,113)	(12,313,549)	(14,419,373)	(13,827,727)
Other income (expense)	(2,949,930)	575,265	(1,220,503)	(1,137,656)
Net loss	(8,533,514)	(849,793)	(3,731,017)	(4,565,259)
Net loss per common share, basic and diluted	(0.16)	(0.01)	(0.06)	(0.07)

Weighted average number of shares	51,739,274	62,292,373	63,747,597	65,571,074

Percentage of change for reclassification to liabilities
Total current liabilities	0.0%	0.0%	0.1%	0.1%
Additional paid-in capital	0.0%	0.0%	0.0%	0.0%
Deficit accumulated	0.0%	-0.0%	-0.0%	0.0%
Total stockholders' equity (deficit)	-0.0%	-0.0%	-0.1%	-0.1%

Percentage change for revaluation of add'l warrants (for the quarter ending)
Other income (expense)	N/A	0.2%	-1.1%	0.3%
Net loss, increase (decrease)	N/A	0.2%	0.4%	-0.1%
Net income (loss) per share, basic and diluted - $ change	N/A	$ (0.200)	$ (2.200)	$ 0.500
Net income (loss) per share, basic and diluted - % change	N/A	-0.2%	-0.4%	0.1%

Percentage of change for revaluation of add'l warrants (current year to-date)
Other income (expense)	0.3%	0.2%	-1.3%	-1.0%
Net loss, increase (decrease)	-0.1%	0.2%	0.4%	0.3%
Net income (loss) per share, basic and diluted - $ change	$ 1.800	$ (0.200)	$ (2.400)	$ (1.800)
Net income (loss) per share, basic and diluted - % change	0.1%	-0.2%	-0.4%	-0.3%

Balance Sheet Analysis.  The possible adjustments at December 31, 2009 would increase current liabilities by $447,841 (3.3%), decrease additional paid-in capital by $1,377,970 (1.9%), decrease deficit accumulated by $930,129 (1.1%), and a net increase to total stockholders’ equity deficit by $447,841 (3.5%).  This trend is the same for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, with the exception of an increase in current liabilities and total stockholders’ equity deficit for the period ended June 30, 2010 of $1,984,056 or 13.0%, and 13.8%, respectively. At September 30, 2010, there would be an increase in current liabilities and total stockholders’ equity deficit of $1,374,762 or 9.4%, and 9.9%, respectively. This is due to an increase in the fair value of the derivative (liability for all Series D warrants) because of an increase in the Company’s market price per share from $0.12 at March 30, 2010 to $0.36 per share at June 30, 2010, and at a time when the Company’s total current liabilities increased (before the adjustment) by $2,247,073 (14.7%).  Based solely on a quantitative viewpoint, a 13% or 9.4% increase in current liabilities may be viewed as material, although a qualitative analysis of the adjustment discussed below would indicate otherwise.

Statement of Operations Analysis.  From an operational standpoint, the impact of the possible adjustment on the statement of operations at December 31, 2009 would be a decrease in non-operating other expense and net loss by $930,129 (31.5%) and (10.9%), respectively.  Net loss per share would be decreased by $0.018 or 11.3%.  Based exclusively on a quantitative analysis, such decrease in net loss could be viewed as material, although a qualitative analysis of the adjustment discussed below (i.e. a non-cash adjustment to other income (expense) of $930,129 still resulting in a substantial net loss of $7,603,385), and the financial statements taken as a whole may indicate otherwise, the Company believes that an investor would view the adjustment as immaterial. For subsequent periods, the cumulative effect of the possible adjustment on non-operating other income (expense) would be a decrease in other income of $137,796 (24.0%) at March 31, 2010, an increase in other expense of $1,540,215 (126.2%) at June 30, 2010, and an increase in other expense of $1,181,712 (103.9%) at September 30, 2010. The cumulative effect of the possible adjustment on net loss would be an increase of $137,796 (16.2%) at March 31, 2010, an increase of $1,540,215 (41.3%) at June 30, 2010, and a decrease of $1,181,712 (25.9%) at September 30, 2010.  Net loss per share during the same periods, on a cumulative basis, would be an increase in net loss per share of $0.002 (20.0%), $0.024 (40.0%), and $0.018 (25.7%), respectively. Although the impact to non-operating income (expense) during these periods seems material from a quantitative viewpoint, and less so to net loss, we should consider qualitative factors of what such adjustments to a noncash and a non-operating line item would have on an investor’s decision to invest or divest in the Company’s stock, versus if the adjustments were related to operations (revenue, cost of sales, or SG&A expenses).  In summary, the Company’s net loss for the nine months ended September 30, 2010 would have increased from $4,565,259 to $5,746,971 ($1,181,712). The reported net loss of $4,565,259 was during a period when the Company’s market price per share increased from $0.16 at December 31, 2009 to $0.31 per shares at September 30, 2010, and a period when the Company raised $1.3M through various capital raises under the same terms as during 2009 when the Company’s net loss as reported was $8,533,514.

Statements of Cash Flows Analysis.  The possible adjustment would have no impact on the consolidated statements of cash flows for the nine months ended September 30, 2010, nor future periods, since the adjustments are non cash in nature, the Series D warrants that were exercised during period were done so under the cashless exercise provision, and the Company anticipates that any future exercises of the Series D warrant, all or a portion of, would continue to be under the cashless exercise provision as the debenture holders continue to advise that they will not increase their cash investment in the Company.

An item may be viewed as possibly material from a quantitative analysis, yet may not be viewed as such from a qualitative standpoint, or vice versa.  Therefore, the Company considered the following qualitative factors in determining if such adjustments would be considered “material:”

1)

There is no impact expected to statement of cash flows as the Series D warrants that were exercised during 2010 were done so pursuant to the Cashless Exercise provision, and the debenture holders continue to advise that they do not want to increase their cash investment in the Company and will do so only under the cashless provision.

2)

During the period since December 31, 2009, the Company’s closing market price per share increased from $0.12 at March 30, 2010 to $0.36 per share at June 30, 2010, and at a time when the Company’s total current liabilities increased (before the adjustment) by $2,247,073 (14.7%). Also, the closing market price per share reduced to $0.31 on September 30, 2010 at a time when the Company’s total current liabilities decreased by $718,847 (4.7%).  For the nine months ended September 30, 2010, total current liabilities increased by $1,165,776 (8.7%) at a time when the Company’s market price per share increased by $0.15 (93.7%).

The possible adjustments would be to non-operating income (expense) line item and not to operations (revenue, cost of sales, or SG&A expenses), or any particular geographic or market segment.  The Company believes that investors are more focused in the Company attaining revenue (i.e. our emerging technology and business plan to get the technology to the marketplace) than by far any other aspect of the income statement, and do not inquire as to non-operating income (expense), the nature of which is comprised of various financing related items (interest expense which during Fiscal 2009 and 2010, was converted for the Company’s common stock, amortization of deferred financing costs, revaluation of derivative liabilities, revaluation of default provision, gain on settlement of debt for the beneficial conversion feature of debentures). Non-operating expense, as reported on the Company’s most recent Form

10-Q for the nine months ended September 30, 2010, was $1,137,656, of which non cash items accounted for $732,396 or 64%.  If the above adjustments were made for the revaluation of the Series D warrants, non-operating expense would be $2,319,368, of which noncash items would account for $1,914,108 or 82.5%. Such adjustments on a quantitative analysis may be viewed as material, although a qualitative analysis of the adjustment discussed below would indicate otherwise.

3)

A way of measuring the investment community’s reaction to a change in debt can be determined by the change in market price of the Company’s common stock, although other factors have been considered.  On October 19, 2010, the Company announced that it had entered into an amendment and waiver agreement with the outstanding debenture holders, resulting in the holders waiving accrued and unpaid interest and late fees and mandatory default penalties aggregating approximately $3,134,312. The closing market price of the Company’s common stock on October 18, 2010 was $0.30 and, during the following several weeks after we announced the $3,134,312 reduction of liabilities, the closing market price per share ranged from $0.27 - $0.31.  Since November 12, 2010, the date the Company filed its Form 10-Q, the market price per share has ranged from $0.31 to $0.38, with the closing market price per share at December 31, 2010 of $0.33.  Therefore, the Company believes it is reasonable to assume that investors do not react to disclosures concerning increase/decrease in liabilities, or continuing net losses. This is not to say thought that an investor is not interested in the financial statements, as the financial information is a starting point for discussions with investors.

4)

The Company considered the future impact of the possible adjustments on the financial statements, and whether such adjustments would be considered material (i.e. the change in fair value of the derivative if treated as a liability).  It is possible that the future impact may be viewed as material until such time as the Series D warrants are exercised/forfeited on or before November 2011 and April 2012. But such future impact on the financial statements is more of a quantitative measurement that represents a noncash transaction. That is, not paid in cash since a provision is in response to accounting literature and not to operational items (revenue, cost of sales, or SG&A expenses), assuming the market price of the Company’s common stock continues to increase.

5)

There are other qualitative factors that the Company considered, but found them not to be applicable in determining materiality of the possible adjustment, since such possible adjustments arose out of an difference in interpretation of the literature by the Company and the SEC, and not some hidden agenda by the Company’s management, nor management covering up an unlawful transaction or negative trend to the financial statements, the possible adjustments are not related to any regulatory compliance issues or compliance with the outstanding debentures, there are no compensation programs (bonus, incentive comp) in place for management, or the Company trying to manage earnings, debt, or asset base.

Notwithstanding the above discussion, if it is assumed by the SEC staff that the transactions are not indexed to the Company’s own stock, the Company is of the view that the resultant adjustments to the Company’s financial statements would not be material to the Company’s financial statements taken as a whole. Our view is based on a detailed analysis of the above financial information, including quantitative and qualitative considerations.  The staff has previously stated that whether an item is material is determined by whether the “fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available” (citing TSC Industries v. Northway, Inc., 426 U.S. 438 (1976)).  Moreover, the staff has stated that reliance upon a percentage threshold is only the beginning of an analysis and cannot appropriately be used as a substitute for a full analysis of all relevant considerations.  Accordingly, for the following reasons, the Company does not believe such adjustments to be material to the Company’s consolidated financial statements taken as a whole.

After considering the applicable accounting literature in its entirety, the Company continues to believe that the original Series D warrants outstanding and the additional warrants issued are indexed to and settled in the Company’s stock, and should be treated as an equity transaction. Moreover, for the reasons discussed above, if the SEC staff takes a different view, the Company believes the impact of the possible resulting adjustments to its consolidated financial statements, would not be material to the Company’s consolidated financial statements taken as a whole.

* * *

In connection with the responses provided, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

cc:

Ms. Laura Veator, Staff Accountant, SEC